Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: January 24, 2018

January 24, 2018

The following article written by a third party was made available to employees of CVS Health Corporation:

After Another Merger Monday In Health Care, CVS Is Still The Company To Watch In 2018

Forbes By Leah Binder

The health care sector rallied yesterday on another “Merger Monday” with the announcement of Sanofi’s (SNY) purchase of Bioverativ (BIVV) for $11.6 billion, and Celgene’s (CELG) $9 billion purchase of 90 percent of Juno Therapeutics (JUNO). But there’s still one transformative merger that will define and reshape the U.S. health care market in 2018: the CVS/AETNA $69 billion deal announced last December.

CVS is best known for its 9,700 retail pharmacies and 1,100 walk-in clinics, but its most significant profit driver is its pharmacy benefits manager (PBM) enterprise—a middleman between pharmaceutical manufacturers and dispensers like drugstores. The company generated $177.5 billion in net revenue in 2016.

With its purchase of Aetna, another bold company and the nation’s third largest health plan, CVS upended uncomfortable business incentives built into its business model. In theory at least, the CVS PBM has new incentive to bring down drug prices and push for the most efficacious—not necessarily the most expensive—treatment choices, to achieve more competitive insurance premiums. They can also favor common sense preventive and primary care through convenience clinics.

This is what makes the CVS/Aetna deal different. It crosses sectors and realigns previously competing business incentives to better target consumer demand. Most of the merger proliferation we have seen over the past few years involves companies in similar categories within the health care industry. Providers merge with other providers, health plans with other health plans, and pharmaceutical companies with others in pharma.

Realigning incentives is the central problem in the health care marketplace, which is built on thorny knots of unintended consequences and senseless rules that resist untangling. The most famous of those knots are fee-for-service payment rules, still largely dominant, whereby payors reimburse for any and all services, regardless of quality. Among its hazards, fee-for-service incentivizes infections because it results in more care and thus pay better. Nobody thinks that is a good idea, but the business model is extremely difficult to unravel. CVS seems up to the challenge.

CVS Chief Executive, Larry J. Merlo, is the man for the job. His signature style is a laser-focus on the company’s core mission of “helping people on their path to better health,” which he is determined to accomplish even when short-term profit incentives nudge in a different direction. That was why Merlo led CVS to discontinue tobacco sales in 2014, and why CVS recently banned digitally altered photos on cosmetic products sold in their stores. Maybe it sounds logical that a health enterprise shouldn’t sell cigarettes or promote eating disorders and depression, but it takes unusual courage to turn away lucrative business.

Many greeted the news of the CVS/Aetna merger as a play to head off new ventures coming from Amazon or other new players. But what makes me optimistic about this particular deal is the new company’s combination of health industry and retail savvy. Many companies have one but not the other. Enterprising outsiders often enter the health care industry with good backing and an idea that would definitely help patients, only to end up six feet under the health care lobbyists, special interests, regulatory twists, and perverse incentives that have dogged the health care system over decades. There are large graveyards full of great companies that naively believed that normal business models work in health care. CVS is not naïve.

The timing also appears right for the consumer-focused strategy signaled by this merger. Today, one in three working families is covered by a high-deductible health plan, which kicks in coverage only after people pay the first several thousand dollars’ worth of services. Since most people don’t hit the deductible in a given year, virtually every doctor’s visit, many surgeries, and most prescriptions require patients to pay the bill in full. There are many downsides to this phenomenon, but all indications are that the trend will grow and even accelerate in 2018.

High deductibles change one of the fundamental dysfunctions of the health care market: confusion about who the customer is. Traditionally, the customer receiving services, the patient, is not the same as the customer paying for them, a health plan or Medicare/Medicaid. Providers are pulled in multiple directions conforming to the rules of various payors, while also trying to meet the needs of patients. With high-deductible health plans, the patient is also the payor.

Retailers know all about customers, but traditional health care organizations are still learning, studying patient experience surveys and hiring a new kind of executive, the “chief experience officer.” Consumers are hyper-price sensitive and don’t take kindly to the three- or four-figure monthly prices of many drugs. They are outraged by waste and bad service. They want convenience and friendliness. Their preferences are often quirky, indecisive, and biased, but they expect companies to respond anyway.

The CVS/Aetna merger is full of potential to navigate in this difficult consumer-driven environment, but much cynicism greeted the announcement of the deal last year. It’s true, there are a hundred ways the whole thing could go south and do damage. None of the parties are perfect. But even with all the merger deals in recent years, rarely do any realign business incentives the way this one does or bring such a fresh approach to dealing with the increasingly influential consumer.

So Merlo gets my vote as the man to watch in 2018. He embodies business leadership at its most courageous. I hope he realizes the vision he risked so much to achieve, and guides his customers—and his country—on the path to better health. Link to Original

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on January 4, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary joint proxy statement of CVS Health and Aetna that also constitutes a preliminary prospectus of CVS Health, which will be mailed to stockholders of CVS Health and shareholders of Aetna once the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.